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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                      the Securities Exchange Act of 1934

                      For the Quarter ended June 30, 1999

                            ------------------------

                          WILLIS CORROON GROUP LIMITED

                (Translation of registrant's name into English)

                      Ten Trinity Square, London EC3P 3AX

                    (Address of principal executive offices)

                            ------------------------

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F _X_    Form 40-F ___

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

                       Securities Exchange Act of 1934.)

                               Yes ___    No _X_

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 WILLIS CORROON GROUP LIMITED AND SUBSIDIARIES

                   CONDENSED CONSOLIDATED STATEMENT OF INCOME

                        (IN MILLIONS OF POUNDS STERLING)

                                  (UNAUDITED)

                                                                               THREE MONTHS ENDED        SIX MONTHS
                                                                                    JUNE 30,           ENDED JUNE 30,
                                                                              --------------------  --------------------
                                                                                1999       1998       1999       1998
                                                                              ---------  ---------  ---------  ---------
OPERATING REVENUES
Commissions and fees........................................................      168.2      156.2      361.6      339.0
Interest and investment income..............................................       10.1       10.4       19.7       20.1
                                                                              ---------  ---------  ---------  ---------
                                                                                  178.3      166.6      381.3      359.1
Operating expenses..........................................................     (173.4)    (152.6)    (345.3)    (307.7)
Operating expenses--pensions review (Note 2)................................      (15.0)     (25.0)     (15.0)     (25.0)
                                                                              ---------  ---------  ---------  ---------
OPERATING INCOME/(LOSS).....................................................      (10.1)     (11.0)      21.0       26.4
Share of profit of associates...............................................        0.7        0.6        9.3        7.2
Interest receivable.........................................................       14.6         --       28.9         --
Interest payable............................................................      (13.5)      (0.8)     (27.6)      (1.7)
Profit/(loss) on disposal of operations.....................................        0.5      (28.0)       0.5      (28.0)
                                                                              ---------  ---------  ---------  ---------
INCOME/(LOSS) BEFORE TAXATION...............................................       (7.8)     (39.2)      32.1        3.9
Taxation....................................................................       (0.1)       2.3      (11.3)     (13.3)
                                                                              ---------  ---------  ---------  ---------
INCOME/(LOSS) AFTER TAXATION................................................       (7.9)     (36.9)      20.8       (9.4)
Minority interests..........................................................       (0.5)      (0.5)      (1.2)      (0.8)
                                                                              ---------  ---------  ---------  ---------
NET INCOME/(LOSS) (i).......................................................       (8.4)     (37.4)      19.6      (10.2)
                                                                              ---------  ---------  ---------  ---------
                                                                              ---------  ---------  ---------  ---------
NET INCOME/(LOSS) PER ORDINARY SHARE (i)....................................       (1.8)p      (8.8)p      4.2p      (2.4)p
                                                                              ---------  ---------  ---------  ---------
                                                                              ---------  ---------  ---------  ---------
Average number of ordinary shares outstanding (in millions).................      466.2      422.3      466.2      422.3
                                                                              ---------  ---------  ---------  ---------
                                                                              ---------  ---------  ---------  ---------

------------------------

(i) A summary of the significant adjustments to net income that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set forth in Note 5 of Notes to Condensed Financial Statements.

          CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES
                        (IN MILLIONS OF POUNDS STERLING)
                                  (UNAUDITED)

                                                                               THREE MONTHS ENDED        SIX MONTHS
                                                                                    JUNE 30,           ENDED JUNE 30,
                                                                              --------------------  --------------------
                                                                                1999       1998       1999       1998
                                                                              ---------  ---------  ---------  ---------
NET INCOME/(LOSS)...........................................................       (8.4)     (37.4)      19.6      (10.2)
Currency translation differences............................................       (9.0)       0.5      (25.0)       0.2
                                                                              ---------  ---------  ---------  ---------
TOTAL RECOGNIZED GAINS AND LOSSES (ii)......................................      (17.4)     (36.9)      (5.4)     (10.0)
                                                                              ---------  ---------  ---------  ---------
                                                                              ---------  ---------  ---------  ---------

------------------------

(ii) A statement of Comprehensive Income under U.S. GAAP is set forth in Note 5 of Notes to Condensed Financial Statements.

        The Notes to Condensed Financial Statements are an integral part of these Condensed Consolidated Financial Statements.

                 WILLIS CORROON GROUP LIMITED AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEET

                        (IN MILLIONS OF POUNDS STERLING)
                                  (UNAUDITED)

                                                                                           JUNE 30,   DECEMBER 31,
                                                                                             1999        1998(I)
                                                                                           ---------  -------------
ASSETS
CURRENT ASSETS
  Cash and short-term deposits...........................................................      376.9        317.1
  Investments............................................................................      322.0        281.6
  Receivables............................................................................    4,197.4      3,794.6
                                                                                           ---------  -------------
                                                                                             4,896.3      4,393.3
                                                                                           ---------  -------------
FIXED ASSETS
  Intangible assets......................................................................       21.3         19.7
  Tangible assets........................................................................      142.2        141.6
  Investments............................................................................       50.1         34.4
                                                                                           ---------  -------------
                                                                                               213.6        195.7
                                                                                           ---------  -------------
TOTAL ASSETS.............................................................................    5,109.9      4,589.0
                                                                                           ---------  -------------
                                                                                           ---------  -------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade payables.........................................................................    3,369.1      2,860.3
  Corporate tax..........................................................................       24.1         17.7
  Accruals and deferred income...........................................................       58.0         67.6
  Bank loans and overdrafts..............................................................        4.1        352.7
  Other..................................................................................      793.0        817.4
                                                                                           ---------  -------------
                                                                                             4,248.3      4,115.7
                                                                                           ---------  -------------
NONCURRENT LIABILITIES
  Bank loans.............................................................................      275.7        276.4
  Other..................................................................................      350.1          5.0
                                                                                           ---------  -------------
                                                                                               625.8        281.4
                                                                                           ---------  -------------
PROVISIONS FOR LIABILITIES AND CHARGES...................................................      109.4         94.8
MINORITY INTERESTS.......................................................................        8.0          8.1
                                                                                           ---------  -------------
TOTAL LIABILITIES AND MINORITY INTERESTS.................................................    4,991.5      4,500.0
SHAREHOLDERS' EQUITY (ii)
  Share capital..........................................................................       59.4         53.6
  Share premium..........................................................................      115.6         28.5
  Revaluation reserve....................................................................       14.9         14.9
  Retained (deficit).....................................................................      (71.5)        (8.0)
                                                                                           ---------  -------------
                                                                                               118.4         89.0
                                                                                           ---------  -------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY...............................................    5,109.9      4,589.0
                                                                                           ---------  -------------
                                                                                           ---------  -------------

------------------------
 (i) The balance sheet at December 31, 1998 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

 (ii) A summary of the significant adjustments to shareholders' equity that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set forth in Note 5 of Notes to Condensed Financial Statements.

        The Notes to Condensed Financial Statements are an integral part of these Condensed Consolidated Financial Statements.

                 WILLIS CORROON GROUP LIMITED AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENT OF CASHFLOWS

                        (IN MILLIONS OF POUNDS STERLING)

                                  (UNAUDITED)

                                                                                                     SIX MONTHS ENDED
                                                                                                         JUNE 30,
                                                                                                   --------------------
                                                                                                     1999       1998
                                                                                                   ---------  ---------
NET CASH INFLOW FROM OPERATING ACTIVITIES........................................................      136.0       96.0
DIVIDENDS FROM ASSOCIATED UNDERTAKINGS...........................................................        1.3        1.3
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
  Interest received..............................................................................       19.8         --
  Interest paid..................................................................................      (18.7)      (1.7)
  Minority dividends paid........................................................................       (1.1)        --
  Bank fees on borrowings........................................................................       (4.7)        --
                                                                                                   ---------  ---------
                                                                                                        (4.7)      (1.7)
                                                                                                   ---------  ---------
TAXATION.........................................................................................       (4.4)      (6.3)
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
  Purchase of tangible fixed assets..............................................................      (12.8)     (14.9)
  Sale of tangible fixed assets..................................................................        2.8        2.2
  Purchase of fixed asset investments............................................................       (0.1)        --
  Sale of fixed asset investments................................................................        0.3       (1.8)
                                                                                                   ---------  ---------
                                                                                                        (9.8)     (14.5)
                                                                                                   ---------  ---------
ACQUISITIONS AND DISPOSALS
  Purchase of subsidiaries.......................................................................       (1.3)        --
  Purchase of associates.........................................................................      (10.1)     (15.6)
  Sale of subsidiaries...........................................................................        5.8        2.1
  Net cash transferred on purchase/sale of subsidiaries..........................................       (0.3)       0.3
                                                                                                   ---------  ---------
                                                                                                        (5.9)     (13.2)
                                                                                                   ---------  ---------
EQUITY DIVIDENDS PAID............................................................................      (10.0)     (12.3)
                                                                                                   ---------  ---------
CASH FLOW BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING....................................      102.5       49.3
MANAGEMENT OF LIQUID RESOURCES...................................................................      (75.7)     (37.9)
FINANCING
  Issue of ordinary shares.......................................................................         --        0.8
  Amounts due from parent company................................................................       15.2         --
  Debt due within a year:
    Decrease in short-term borrowings............................................................     (347.8)        --
  Debt due beyond a year:
    Increase in long-term borrowings.............................................................      319.4        0.3
  Capital element of finance lease rental payments...............................................         --       (0.7)
                                                                                                   ---------  ---------
                                                                                                       (13.2)       0.4
                                                                                                   ---------  ---------
INCREASE IN CASH.................................................................................       13.6       11.8
                                                                                                   ---------  ---------
                                                                                                   ---------  ---------

------------------------

    The significant differences between the consolidated statement of cash flows presented above and that required under U.S. GAAP are described in Note 5 of Notes to Condensed Financial Statements

        The Notes to Condensed Financial Statements are an integral part of these Condensed Consolidated Financial Statements

                 WILLIS CORROON GROUP LIMITED AND SUBSIDIARIES

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                        (IN MILLIONS OF POUNDS STERLING)
                                  (UNAUDITED)

NOTE 1--BASIS OF PREPARATION

    These condensed consolidated financial statements, which are unaudited, have been prepared in accordance with U.K. GAAP and the accounting policies described in the Company's audited consolidated financial statements for the year ended December 31, 1998. In the opinion of the Company's management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999.

NOTE 2--OPERATING EXPENSES--PENSIONS REVIEW

    As required by its U.K. regulator, the Group is undertaking a review of personal pension plans sold between 1988 and 1994 to determine whether redress should be made to customers. A further provision of L15.0 million was made in the second quarter 1999 (in addition to the L25 million provided in the second quarter 1998) to reflect the expected higher cost of redress as a consequence of lower U.K. interest rates.

    The ultimate exposure, as presently calculated, is subject to a number of variable factors including among others, the response rate to the pensions review mailings and the interest rates and other financial assumptions prescribed by the U.K. regulator, which are issued on a quarterly basis. The U.K. regulator also issued revised demographic assumptions on July 30, 1999 and announced on August 3, 1999 the target date of June 30, 2002 for completion of the phase 2 review. The financial effect of both these announcements has yet to be fully evaluated.

                 WILLIS CORROON GROUP LIMITED AND SUBSIDIARIES

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                        (IN MILLIONS OF POUNDS STERLING)
                            (UNAUDITED) (CONTINUED)

NOTE 3--RECONCILIATION OF OPERATING INCOME TO NET CASH INFLOW FROM OPERATING ACTIVITIES

                                                                                                     SIX MONTHS
                                                                                                   ENDED JUNE 30,
                                                                                                --------------------
                                                                                                  1999       1998
                                                                                                ---------  ---------
OPERATING INCOME..............................................................................       21.0       26.4
Increase in pension review provision..........................................................       15.0       25.0
Depreciation and amortization.................................................................       13.6       11.6
Increase in receivables.......................................................................     (360.3)    (189.4)
Increase in payables..........................................................................      449.3      225.6
Net movement on provisions....................................................................       (2.6)      (3.2)
                                                                                                ---------  ---------
NET CASH INFLOW FROM OPERATING ACTIVITIES.....................................................      136.0       96.0
                                                                                                ---------  ---------
                                                                                                ---------  ---------

                                                                                                     SIX MONTHS
                                                                                                   ENDED JUNE 30,
                                                                                                --------------------
RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS                                          1999       1998
                                                                                                ---------  ---------
Opening net funds.............................................................................      486.5      581.8
Net cash flow.................................................................................       13.6       11.8
Management of liquid resources................................................................       75.7       37.9
Financing.....................................................................................      106.1        0.4
Currency exchange movements...................................................................      (13.6)      (6.1)
                                                                                                ---------  ---------
NET FUNDS AT JUNE 30..........................................................................      668.3      625.8
                                                                                                ---------  ---------
                                                                                                ---------  ---------

NOTE 4--RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' EQUITY

                                                                                THREE MONTHS           SIX MONTHS
                                                                               ENDED JUNE 30,        ENDED JUNE 30,
                                                                            --------------------  --------------------
                                                                              1999       1998       1999       1998
                                                                            ---------  ---------  ---------  ---------
Net income/(loss).........................................................       (8.4)     (37.4)      19.6      (10.2)
Dividends paid............................................................      (61.1)      (7.4)     (61.1)     (14.8)
New ordinary shares issued................................................         --        2.3       92.9        2.9
Goodwill on acquisitions eliminated.......................................         --         --         --       (2.9)
Goodwill written back on disposals........................................        3.0       30.2        3.0       30.4
Exchange adjustments......................................................       (9.0)       0.5      (25.0)       0.2
                                                                            ---------  ---------  ---------  ---------
Net (decrease)/increase in shareholders' equity...........................      (75.5)     (11.8)      29.4        5.6
Shareholders' equity at beginning of period...............................      193.9      142.0       89.0      124.6
                                                                            ---------  ---------  ---------  ---------
Shareholders' equity at end of period.....................................      118.4      130.2      118.4      130.2
                                                                            ---------  ---------  ---------  ---------
                                                                            ---------  ---------  ---------  ---------

                 WILLIS CORROON GROUP LIMITED AND SUBSIDIARIES

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                        (IN MILLIONS OF POUNDS STERLING)
                            (UNAUDITED) (CONTINUED)

NOTE 5-- DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED KINGDOM AND THE UNITED STATES

    The unaudited condensed consolidated financial statements are prepared in accordance with U.K. GAAP which differ in certain respects from U.S. GAAP. Summaries of the significant differences as they apply to the Company are set forth in Note 31 of Notes to the Company's Consolidated Financial Statements for the year ended December 31, 1998, except for pensions review costs. Following the acquisition of the Company by Trinity Acquisition plc ("Trinity") the additional liability for pensions review costs has been accounted for, under U.S. GAAP, as a fair value adjustment in the financial statements of Trinity resulting in additional goodwill which has been pushed down to the Company.

    The effect on net income, comprehensive income and shareholders' equity of applying the significant differences between U.K. GAAP and U.S. GAAP described above is summarized as follows:

                                                                THREE MONTHS ENDED     SIX MONTHS ENDED
                                                                     JUNE 30,              JUNE 30,
                                                               --------------------  --------------------
NET INCOME                                                       1999       1998       1999       1998
                                                               ---------  ---------  ---------  ---------
NET INCOME/(LOSS) AS REPORTED IN THE CONSOLIDATED STATEMENT
  OF INCOME..................................................       (8.4)     (37.4)      19.6      (10.2)
ADJUSTMENTS
Operating expenses--pensions review..........................       15.0         --       15.0         --
Amortization of goodwill.....................................       (2.1)       5.3       (7.1)       0.6
Revaluation of forward exchange contracts and other financial
  instruments................................................       (1.2)      (0.9)      (2.0)      (1.2)
Pension costs................................................      (14.5)      (2.9)     (14.8)      (8.0)
Deferred taxes--effect of above adjustments..................        5.8        1.1        6.1        2.8
                                                               ---------  ---------  ---------  ---------
NET INCOME/(LOSS) AS ADJUSTED TO ACCORD WITH U.S. GAAP.......       (5.4)     (34.8)      16.8      (16.0)
                                                               ---------  ---------  ---------  ---------
                                                               ---------  ---------  ---------  ---------

                                                                THREE MONTHS ENDED     SIX MONTHS ENDED
                                                                     JUNE 30,              JUNE 30,
                                                               --------------------  --------------------
COMPREHENSIVE INCOME                                             1999       1998       1999       1998
                                                               ---------  ---------  ---------  ---------
NET INCOME/(LOSS) AS ADJUSTED TO ACCORD WITH U.S. GAAP.......       (5.4)     (34.8)      16.8      (16.0)
Other comprehensive income:
  Foreign currency translation adjustments...................        6.1       (1.0)      10.5       (1.3)
  Unrealized holding losses..................................       (1.3)      (0.1)      (1.3)      (0.1)
                                                               ---------  ---------  ---------  ---------
COMPREHENSIVE INCOME/(LOSS)..................................       (0.6)     (35.9)      26.0      (17.4)
                                                               ---------  ---------  ---------  ---------
                                                               ---------  ---------  ---------  ---------

                 WILLIS CORROON GROUP LIMITED AND SUBSIDIARIES

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                        (IN MILLIONS OF POUNDS STERLING)
                            (UNAUDITED) (CONTINUED)

NOTE 5-- DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED KINGDOM AND THE UNITED STATES (CONTINUED)
    The categories of cashflow activity under U.S. GAAP can be summarized as follows:

                                                                         JUNE 30,    DECEMBER 31,
SHAREHOLDERS' EQUITY                                                       1999          1998
                                                                        -----------  -------------
Shareholders' equity as reported in the consolidated balance sheet....       118.4          89.0
ADJUSTMENTS
Intangible assets:
  Goodwill--cost......................................................       884.9         800.6
         --amortization...............................................       (44.7)         (6.9)
Current assets:
  Investments.........................................................        (0.5)          0.8
  Receivables--forward exchange contracts.............................         0.7           2.7
            --pension costs prepayment................................       (32.3)        (16.3)
Provisions for liabilities and charges:
  Deferred taxes--effect of above adjustments.........................        12.1           5.5
                                                                             -----         -----
SHAREHOLDERS' EQUITY AS ADJUSTED TO ACCORD WITH U.S. GAAP.............       938.6         875.4
                                                                             -----         -----
                                                                             -----         -----

                                                                                SIX MONTHS
                                                                              ENDED JUNE 30,
                                                                        --------------------------
CONSOLIDATED STATEMENT OF CASH FLOWS                                       1999          1998
                                                                        -----------  -------------
Cash inflow from operating activities.................................       121.5          89.3
Cash inflow/(outflow) of investing activities.........................        13.3         (27.8)
Cash (outflow) of financing activities................................       (19.4)        (11.5)
                                                                             -----         -----
Increase in cash and cash equivalents.................................       115.4          50.0
Effect of foreign exchange rate changes...............................        11.1          (5.5)
Cash and cash equivalents at beginning of period......................       499.9         448.6
                                                                             -----         -----
Cash and cash equivalents at end of the period........................       626.4         493.1
                                                                             -----         -----
                                                                             -----         -----

NOTE 6--WILLIS CORROON CORPORATION AND WILLIS CORROON PARTNERS

    Willis Corroon Corporation is a wholly-owned subsidiary of Willis Corroon Partners, of which Willis Corroon Group Limited is the 99.9% general partner and Willis Group Limited, a wholly-owned subsidiary of Willis Corroon Group Limited, is the 0.1% general partner. Willis Corroon Group Limited and Willis Corroon Partners have jointly and severally, fully and unconditionally, guaranteed the $550 million 9% Senior Subordinated Notes due 2009 ("the Notes"), issued by Willis Corroon Corporation.

                 WILLIS CORROON GROUP LIMITED AND SUBSIDIARIES

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                        (IN MILLIONS OF POUNDS STERLING)
                            (UNAUDITED) (CONTINUED)

NOTE 6--WILLIS CORROON CORPORATION AND WILLIS CORROON PARTNERS (CONTINUED) Willis Corroon Corporation prepares its financial information in accordance with U.K. GAAP. Summarized financial information under U.K. GAAP relating to Willis Corroon Corporation is as follows:

                                                                                 THREE MONTHS ENDED        SIX MONTHS
                                                                                      JUNE 30,           ENDED JUNE 30,
                                                                                --------------------  --------------------
                                                                                  1999       1998       1999       1998
                                                                                ---------  ---------  ---------  ---------
Total operating revenues......................................................       85.2       77.4      173.3      158.4
Operating income/(loss).......................................................       (1.5)       4.6        4.6        9.1
Net income....................................................................        0.9        0.8        2.0        1.7
                                                                                      ---        ---  ---------  ---------
                                                                                      ---        ---  ---------  ---------

                                                                                          JUNE 30,   DECEMBER 31,
                                                                                            1999         1998
                                                                                          ---------  -------------
Current assets..........................................................................    1,911.4      1,806.5
Fixed assets............................................................................       67.5         59.9
                                                                                          ---------  -------------
                                                                                            1,978.9      1,866.4
                                                                                          ---------  -------------
                                                                                          ---------  -------------
Current liabilities.....................................................................    1,855.5      1,756.5
Noncurrent liabilities..................................................................       41.8         35.8
Shareholders' equity....................................................................       81.6         74.1
                                                                                          ---------  -------------
                                                                                            1,978.9      1,866.4
                                                                                          ---------  -------------
                                                                                          ---------  -------------

    Willis Corroon Group has not presented separate financial statements for Willis Corroon Corporation because management has determined that such information is not material to holders of the Notes.

    Willis Corroon Partners, formed on November 11, 1998, has no assets other than the capital stock of Willis Corroon Corporation and conducts no business other than the holding of such capital stock.

    Willis Corroon Group has not presented separate financial statements or summarized financial information for Willis Corroon Partners because management has determined that such information is not material to holders of the Notes.

                 WILLIS CORROON GROUP LIMITED AND SUBSIDIARIES

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

                             RESULTS OF OPERATIONS

OPERATING RESULTS

    The insurance marketplace is still competitive. There are signs of premium rates firming in certain parts of the world but there is still a lot of capacity in the U.S. markets.

    Commissions and fees increased by 7.7% in the second quarter of 1999 to L168.2 million and by 6.7% to L361.6 million for the first six months when compared with the corresponding periods of 1998. These increases were primarily attributable to the acquisition of Gruppo Ital Brokers in Italy and the increased investment in our Spanish operation, both of which occurred in the third quarter of 1998. The impact of foreign currency exchange rates on commissions and fees was a favorable L3.0 million for the second quarter and a favorable L3.7 million for the first six months of 1999 when compared with the corresponding periods of 1998.

    Interest and investment income arising from fiduciary funds in the second quarter and first six months decreased marginally as a result of lower prevailing interest rates in both the U.K. and the U.S. when compared to the corresponding periods in 1998.

    Total operating revenues increased by 7.0% in the second quarter of 1999 to L178.3 million and by 6.2% in the first six months to L381.3 million compared to the respective periods last year. The increases were attributable to the increase in commissions and fees.

OPERATING EXPENSES

    Total operating expenses increased by 6.1% to L188.4 million in the second quarter of 1999 and by 8.3% to L360.3 million in the first six months when compared to the corresponding periods in 1998. A further provision of L15.0 million was made in the second quarter 1999 relating to the costs of redress and administration of the review of personal pension plans sold between 1988 and 1994. This was in addition to the L25 million provided in the second quarter 1998 and reflects expected higher cost of redress as a consequence of falling U.K. interest rates. There is still considerable uncertainty as to the ultimate exposure as this is subject to a number of variable factors, including among others, the effect of future changes in financial and other assumptions as prescribed by the U.K. regulator.

    After adjusting operating expenses for the Italian and Spanish investments as if those investments had occurred on January 1, 1998 and excluding the increase in the pensions review provision and non-recurring fees written off in connection with the refinancing of the Group's debt, operating expenses were 6.9% higher than in the second quarter of 1998 and 4.7% higher than in the first six months of 1998. The increase is partly due to the acceleration of costs in connection with the change program. The impact of foreign currency exchange rates was an unfavorable L3.0 million.

ASSOCIATES

    The Group's share of income before taxation from associates increased by 16.7% to L0.7 million in the second quarter of 1999 and by 29.2% to L9.3 in the first six months of 1999 when compared to the corresponding periods in 1998. The increases were mainly because of the increased investment in Jaspers Wuppesahl at the beginning of 1999 and the profits of Assurandorgruppen, an investment made in September 1998.

                 WILLIS CORROON GROUP LIMITED AND SUBSIDIARIES

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

                       RESULTS OF OPERATIONS (CONTINUED)

INCOME BEFORE TAXATION

    The loss before tax was L7.8 million for the second quarter of 1999 and income before tax for the first six months of 1999 was L32.1 million compared with a loss before tax of L39.2 million for the second quarter of 1998 and income before tax of L3.9 million for the first six months of 1998. After adjusting for the non-recurring refinancing fees referred to above, the increase in the pensions review provision arising in the second quarters of both 1999 and 1998 and the closure of PLUM in 1998, income before taxation was L8.1 million for the second quarter and L51.2 million for the first six months of 1999 compared with L13.8 million and L56.9 million for the respective periods in 1998.

TAXATION

    The tax charge for the six months was L11.3 million compared with L13.3 million for the corresponding period in 1998. The forecast tax rate on the underlying profits of the business for the whole year is expected to be approximately 24% compared to 37% last year. The reduction in the overall rate is a result of relief for expenditure incurred in 1999 against provisions in made in 1998 and tax efficiencies.

LIQUIDITY AND CAPITAL RESOURCES

    The Group's cash and liquid resources, net of loans and overdrafts, increased to L668.3 million at June 30, 1999 from L486.5 million at December 31, 1998. On February 2, 1999, the loan of $575 million drawn under the Subordinated Bridge Facility was refinanced by the issue of $550 million of 9% Senior Subordinated Notes due 2009.

    On February 3, 1999, an interest-free convertible loan of L92.9 million from the Company's parent company was converted into 46,464,949 ordinary shares of the Company.

    In addition to the Senior Subordinated Notes the company has loan facilities of $587.5 million of which $150.0 million was unused at June 30, 1999.

    Capital expenditure, primarily on computer systems, was L12.8 million in the first six months of 1999 compared with L14.9 million in the first six months of 1998.

ACQUISITIONS AND DISPOSALS

    In the second quarter of 1999 the Group disposed of its interest in KSA, an underwriting agency based in the Netherlands realizing a profit on disposal of L0.5 million. During the first six months the Group increased its holding in Jaspers Wuppesahl Industrie Assekuranz GmbH & Co. KG. by 14.6% to 44.6%.

DIFFERENCES BETWEEN U.K. GAAP AND U.S. GAAP

    Net income under U.K. GAAP for the six months and second quarter ended June 30, 1999 of L19.6 million and a net loss of L8.4 million, respectively, compares with net income under U.S. GAAP of L16.8 million and a net loss of L5.4 million, respectively. The principal differences relate to the additional pensions review provision of L15.0 million which was charged to income under U.K. GAAP but which, following the acquisition of the Company by Trinity Acquisition plc ("Trinity"), has been accounted for under U.S. GAAP as a fair value adjustment in the financial statements of Trinity and the additional goodwill pushed down to the Company. An increase in pension liabilities of L12.1 million

                 WILLIS CORROON GROUP LIMITED AND SUBSIDIARIES

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

                       RESULTS OF OPERATIONS (CONTINUED)

in connection with an early retirement window offered to certain U.S. employees which under U.S. GAAP is charged to income but under U.K. GAAP is set against the pension plan surplus. Details of the reconciling differences are given in
Note 5 of Notes to the Condensed Financial Statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    There have been no material changes in either the second quarter or the first six months of 1999.

YEAR 2000

    The 'year 2000 problem' relates to computer systems that are designed using two digits, rather than four, to represent a given year. Therefore, such systems may recognize '00' as the year 1900 rather than 2000, possibly resulting in major systems failures or miscalculations and causing disruptions to the Company's operations. Also, the Company's operation could be disrupted by reason of any failure by its clients, insurance carriers or other third parties with whom it conducts business to achieve their own year 2000 compliance in a timely fashion.

    The Company has conducted a review of its computer systems to identify the systems that could be affected by the year 2000 problem and are nearing completion of a plan to be year 2000 compliant prior to December 31, 1999. As part of the program, the Company retained outside consultants, who, working with its information technology staff, have tested computer systems and identified problem areas. The Company does not expect to exceed the L4.2 million budget for expenditures related to its year 2000 compliance program.

    The Company is developing business continuity plans aimed at minimizing the impact of unforeseen problems during the year-end transition period (December 31, 1999 to January 2, 2000). All business critical applications are being tested for compliance in a simulated year 2000 environment. The Company is continuing to monitor suppliers regarding product viability. Discussions on year 2000 readiness are underway with its strategic insurers. The Company has received inquiries from its clients regarding its year 2000 efforts and it is likely that its clients will require the Company to confirm that it is year 2000 compliant substantially in advance of December, 31 1999.

    The Company is dependent on a variety of third parties with which it has business relationships, including electrical power, telephone, water, and other necessary utilities. It is not aware currently of any material non-compliance by these parties that will materially affect its business operations; however the Company does not control these systems and cannot assure that they will be converted in a timely fashion. While the Company believes that it is taking appropriate steps to achieve its year 2000 compliance in a timely fashion, there can be no assurance that its computers, or those of third parties with whom it conducts business, will be year 2000 compliant prior to December 31, 1999, or that the costs incurred will not materially exceed amounts budgeted.

    The Company's planning for year 2000 compliance also covers contingency planning to handle the most reasonably likely worst-case scenario. Its contingency plans cover the potential risks to its information technology infrastructure, fuel supplies for uninterrupted power supply generators, building control systems, desk top systems, business critical systems and interfaces with banks and the London insurance market. Compliance testing of the Company's contingency plans for interfaces with the London insurance market is required by the Company's regulator and testing was successfully completed by the target date of June 30, 1999. There will be a monitoring review during October 1999.

                 WILLIS CORROON GROUP LIMITED AND SUBSIDIARIES

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

                       RESULTS OF OPERATIONS (CONTINUED)

FORWARD LOOKING INFORMATION

    Forward-looking statements in this quarterly report are made pursuant to the safe-harbor provisions of the Securities Litigation Reform Act of 1995 including
Section 21E(c) of the Securities Exchange Act of 1934. Such statements should be taken as the informed perspective of senior management of the Company on possible future performance. Actual results could differ materially from management's expectations because of many reasons, including continued deterioration of the rating environment in the insurance markets; loss of major accounts; regulatory and competitive conditions; unexpected liabilities; further consolidation among insurance markets or major insurance brokers; or fluctuation of exchange rates and interest rates.

August 13, 1999

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                WILLIS CORROON GROUP LIMITED

                                By:  /s/ THOMAS COLRAINE
                                     -----------------------------------------
                                Name: Thomas Colraine
                                Title: Group Finance Director

Date: August 13, 1999